20012844

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Opes Bespoke Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, Suite 2540
(No. and Street)

New York (City) New York (State) 10165 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roxanne Campbell 646-701-7036 (Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan Certified Public Accountants PLLC
(Name -- *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd. (Address) Woodbury (City) New York (State) (Zip Code)

SEC Mail Processing
MAR 17 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Roxanne Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Opes Bespoke Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

County: Westchester
ID number: 01JJ6369016

RCampbell
Signature

CEO
Title

Christopher [signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2019

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
DECEMBER 31, 2019

Index to the Financial Statements

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of OPES Bespoke Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OPES Bespoke Securities LLC (the "Company") (a New York corporation), as of December 31, 2019, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of OPES Bespoke Securities LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2019.

Woodbury, New York
March 12, 2020

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
Statement of Financial Condition
December 31, 2019

ASSETS

CURRENT ASSETS	
Cash in bank	$ 7,000
Notes receivable	109,952
Prepaid expenses	48
Total Assets	$ 117,000

LIABILITIES AND MEMBER'S EQUITY

Member's Equity	117,000
Total Liabilities and Member's Equity	$ 117,000

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Opes Bespoke Securities LLC (the Company) was organized in the State of Colorado on July 29, 2003 and operated as Corporate Development Capital, LLC through December 31, 2018. The founding members sold the Company to its new member (the "New Member") on October 1,2018. In January 2019, the name of the Company was changed to Opes Bespoke Securities LLC.

The Company, now located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

2. SUMMARY OF ACCOUNTING POLICIES

Accounting policies followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Cash and Cash Equivalents
The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Commitments, Contingencies and Guarantees
None.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
As a limited liability company, the Company's members are allocated their proportionate share of the Company's taxable income or loss for inclusion in their respective income tax returns. Therefore, no provision or liability for Federal or state income taxes has been included in the financial statements.

The Company believes that it does not have any uncertain tax positions that are material to the financial statements. Tax years that remain subject to examination include 2015 through the current period.

2. SUMMARY OF ACCOUNTING POLICIES (continued)

Fair Value Measurements

United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect management's own assumptions.

The Company operates under an administrative services and expense sharing agreement and a revenue sharing agreement. Under these agreements, expenses are paid for by Park Street Ventures LLC and revenues are recorded as receivables from Park Street Ventures LLC.

3. NOTES RECEIVABLE

Member contributed note receivable from Park Street Ventures (the "Note") with a face value of $90,000 to the Company. Park Street Ventures is a Florida limited liability company affiliated with the New Member and shares personnel and office space with the Company. The Note is non-interest bearing, and is partially secured by collateral having a stated value of $78,000. The note is carried at fair value, which was $84,000 at December 31, 2019.

Under an expense sharing and revenue sharing agreement with Park Street Ventures, at December 31, 2019 the Firm had a net due from Park Street Ventures Is $26,152.50.

Both notes are Level 3 unobservable inputs that reflect management's own assumptions.